June 2, 2006
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Ultra Petroleum Corp.
Item 4.01 Form 8-K
Filed May 17, 2006
File No. 0-29370
Dear Ladies and Gentlemen:
On behalf of our client, Ultra Petroleum Corp. (“Ultra”), we submit the following responses to the letter dated May 17, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Ultra’s Report on Form 8-K.
1.	Please amend your Form 8-K to disclose whether the former accountant resigned, declined to stand for re-election, or was dismissed, and the date of such termination. Refer to Item 304(a)(1)(i) of Regulation S-K for additional guidance.
The Form 8-K has been amended to disclose that the former accountant, KPMG, LLP (“KPMG”), was dismissed on the date Ernst & Young was appointed. Ultra is incorporated under the laws of the Yukon Territory, Canada. Canadian counsel has advised Ultra that under Yukon law, only the shareholders are permitted to dismiss and appoint a company’s independent auditors. Accordingly, the dismissal of KPMG and approval of the appointment of Ernst & Young is subject to shareholder approval at the 2006 annual meeting.
2.	Please obtain and file an Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.
         In accordance with Item 304 of Regulation S-K, Ultra provided KPMG a copy of the disclosures made in response to Item 304(a) prior to filing the Form 8-K and at such time requested that the former accountant furnish Ultra with a letter addressed to the Commission as required under Item 304. Ultra received

Securities and Exchange Commission
June 2, 2006

KPMG’s letter on May 31, 2006 and has filed it as Exhibit 16.1 to the amended Form 8-K.
     Attached as Exhibit A is a statement of Ultra Petroleum Corp. acknowledging certain matters in connection with this response.
     Should you or a member of the Staff have any questions or comments concerning the enclosed materials, please contact Guy Young at (713) 547-2081 or Judy Little at (713) 547-2235.

Very truly yours,
/s/ Guy Young
Guy Young

cc:	Mr. Michael D. Watford, Chairman, President and Chief Executive Officer
Mr. Marshall D. Smith, Chief Financial Officer

Exhibit A
Ultra Petroleum Corp. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ultra Petroleum Corp.
By:	/s/ Marshall D. Smith
Chief Financial Officer